Filed by Humboldt Bancorp Pursuant
                                                           to Rule 425 under the
                                                      Securities Act of 1933 and
                                            deemed filed pursuant to Rule 14a-12
                                         of  the Securities Exchange Act of 1934

                                             Subject Company:  Humboldt Bancorp
                                                   Commission File No.: 0-27784


Press Release

December 11, 2000

Source:  Humboldt Bancorp


    Humboldt Bank Named Leading Small Business Lender in Humboldt and Trinity
                                    Counties


The Small Business Administration (SBA) recently designated Humboldt Bank as the leading lender of SBA loans in Humboldt and Trinity Counties for the 2000 fiscal year. This is the second consecutive year that Humboldt Bank has been awarded this achievement. Including all of its subsidiaries, Humboldt Bancorp made 52 loans totaling in excess of $7.5 million dollars. The organization received the designation of SBA Preferred Lender in 1998.

"We are very proud to be the leading SBA lender in both Humboldt and Trinity Counties for the last two years because we specialize in helping local businesses grow and prosper." remarked Bob Moore, Vice President/Manager of Humboldt Bancorp's Government Guaranteed Loan Division. "We recognize small businesses for their importance as the primary source of new job creation, innovation and employment to a majority of our local work force."

Humboldt Bank, founded in Eureka in 1989, operates ten branches in Humboldt, Trinity and Mendocino counties. Its holding company, Humboldt Bancorp (Nasdaq:
HBEK), has three other subsidiaries, including Capitol Valley Bank in Roseville; Capitol Thrift and Loan in Napa, with eight other branches throughout California; and Sacramento-based Bancorp Financial Services, Inc., that is jointly owned with Tehama Bancorp of Red Bluff. Pending regulatory and shareholder approval, Tehama Bancorp intends to merge into Humboldt Bancorp during the first quarter of 2001. If consumated, the merger would elevate Humboldt Bancorp to one of the 20 largest independent financial institutions in California and one of the four largest in Northern California.

Contact: Bob Moore, (707) 269-3120, bkm@humboldtbank.com

Member FDIC.  Equal Housing Lender.  SBA Preferred Lender.

Additional Information and Where to Find It: Humboldt Bancorp has filed a Registration Statement on SEC Form S-4 and Humboldt and Tehama has filed a Joint Proxy Statement/Prospectus with the SEC in connection with the merger. Upon effectiveness, Humboldt and Tehama will mail a Joint Proxy Statement/Prospectus to stockholders of Humboldt and Tehama containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Humboldt, Tehama, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of

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these documents through the website maintained by the SEC at http://www.sec.gov.
When available, free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Humboldt by mail to Humboldt Bancorp,
P.O.  Box  1007,  Eureka,  California  95502,  attention:   Investor  Relations,
telephone (707) 445-3233.

         In  addition  to  the  Registration   Statement  and  the  Joint  Proxy
Statement/Prospectus, Humboldt and Tehama file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Humboldt or Tehama at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Humboldt's and Tehama's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation: Humboldt, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Humboldt stockholders in favor of the issuance of common stock in the merger. Their ownership interest in Humboldt and interest in the proposed merger is set forth in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC.